May 12, 2008

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Convergys Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 1-14379

Dear Ms. Collins:

Attached please find our responses to the comments, dated April 30, 2008, of the staff of the Securities and Exchange Commission relating to the above referenced filings of Convergys Corporation. As requested, we have tried to be as detailed as necessary in each of our responses and have provided supplemental information as requested and as necessary to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to each of our responses.

We acknowledge that Convergys Corporation is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Convergys Corporation may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing our future periodic filings based on the comments you have provided. Please feel free to contact the undersigned at 513-723-6565 at your convenience if you have any questions regarding this response.

Sincerely,

/s/ Earl C. Shanks

Earl C. Shanks
Chief Financial Officer

Form 10K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

1.	We note your discussion of consolidations in the communications industry and the migration of two customers (AT&T and Sprint Nextel) onto new systems. It is not clear what impact these migrations will have, or are reasonably likely to have, on the Company’s liquidity, capital resources or results of operations. For instance, while we note your statement that once the migration is complete, AT&T will continue to be an important client, it is not clear how the Company’s future revenues will be impacted by the loss of these arrangements. In addition, your disclosures on page 38 indicate that if the Sprint migration proceeds as planned, it will negatively impact Information Management’s revenues and operating results. To the extent that past performance may not be indicative of future performance due to the loss of these contracts, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

Company Response:

Due to the long timeframe (covering multiple years) and unpredictable nature of conversion timetables, we believe that the information required to quantify the future impact of conversions is not reasonably available.

Wireless billing conversions are very complex projects, can take years to complete, and customers can change their decision. As an example, during 2002 Sprint notified the Company that it intended to move the majority of its billing business with the Company to a competitor. Sprint later reversed its decision, and in October 2003 notified the Company that it cancelled plans for the conversion. In January 2006, Sprint again notified the Company that it intended to move the majority of its billing business to a competitor. Since that time, the conversion schedule given to us by Sprint has changed on multiple occasions.

In January 2008, AT&T provided notice that it intended to migrate subscribers from the system that is supported by the Company to a system that is not supported by the Company. At the time that the Form 10-K was filed, a migration plan had not been fully developed; therefore information required to quantify the future impact of the conversions was not reasonably available. As the conversion timeline becomes clear, and if we determine that the conversion will have a material impact on our results of operations, we will disclose the information required by Section III.B.3 of SEC Release No. 33-8350 in our future filings.

2.

We note your disclosures on page 20 where you indicate that the decline in operating income was offset, in part, by a “decrease of $11.6 [million] in long-term incentive plan expenses recorded at Corporate, largely reflecting the impact of our recent share price performance and Convergys’ pay-for-performance policy.” Please explain further your “recent” pay-for-

performance policies and tell us how these policies resulted in a decline in compensation expense. In this regard, it appears that the Company has provided long-term incentives plans in the past as your disclosures in Note 9 indicate that long-term incentive plan expense of $24.5 million, $36.1 million and $23.5 million was recognized in the years ended December 31, 2007, 2006 and 2005, respectively. Did the Company change your long-term incentive program during fiscal 2007? If so, tell us how you considered including a discussion of such changes in either MD&A or in the financial statement footnotes.

Company Response:

The adjective “recent” was intended to modify the phrase “stock price performance” not the phrase “pay for performance policy.” There were no material changes to the Company’s long-term incentive plan in 2007.

The reduction in expense was due to a decline in the relative total shareholder return (“TSR”) performance of Company stock vs. the S&P 500. A portion of the long-term incentive plan is paid in cash and is based on relative TSR vs. the companies that comprise the S&P 500 index. The Company’s stock declined more than 30% from January 3, 2007 to December 31, 2007. As a result, the Company’s relative TSR ranking declined; consequently, the cost of the long-term incentive plans decreased. We will provide an enhanced explanation in our future filings to enable better understanding of the changes in our long-term incentive plan expenses.

Risk Factors

“A large portion of our revenue is generated from a limited number of clients”, … page 38

3.	We note your disclosure that you do not consider Convergys to be substantially dependent on any particular contract/work order with AT&T, Sprint Nextel or Comcast. Given that 16.3% of your revenues in the last fiscal year were generated under your agreements with AT&T, and in light of the fact that there is a single entity that controls with respect to the continuation or termination of these agreements, it appears appropriate that the AT&T contracts should be aggregated for the purposes of determining whether they constitute material contracts on which you are substantially dependent. On this basis, it appears that the AT&T contracts should be filed as exhibits to the Form 10-K. In addition, the material terms of the AT&T contracts should be discussed in the business section. Please provide us with your analysis as to why the AT&T contracts should not be considered in the aggregate for the purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

Item 601(b)(10)(ii)(B) of Regulation S-K requires the filing with a periodic report a contract which is not made in the ordinary course of business, and where “registrant’s business is substantially dependent” such as where a registrant provides a major part of its’ services and “upon which registrant’s business depends to a material extent.” If the contract meets these requirements, Regulation S-K requires that the material terms of the contract be discussed in the business section of the periodic report.

The Company does not believe any of the contracts between the various subsidiaries of the Company and the various subsidiaries of AT&T, Inc. meet the requirements of Item 601(b)(10) which would require filing. The Company is also of the opinion that it is not appropriate to aggregate all of the various agreements for the following reasons:

1. Ordinary Course. The contracts were made by it in the ordinary course of business and the Company is not substantially dependent upon any contract. While AT&T represented 16.3% of consolidated revenues in 2007, this work was done under more than 25 contracts; therefore, we were not substantially dependent upon any one contract.

2. No Single Entity. These contracts were negotiated and entered into with more than five different subsidiaries of AT&T (including AT&T Services, Inc., AT&T Corp., BellSouth Corporation, AT&T Mobility LLC (fka Cingular Wireless LLC), as well as two contracts with Accenture Ltd., which subsequently subcontracted the work to the Company). Consequently, no single entity controls the continuation or termination of these contracts.

While these entities are owned in whole or part by a single parent, they are all separate legal entities for corporate and contract law purposes, as well as other legal purposes, and each entity has its own officers, directors, and procurement procedures and personnel. Each is managed by a different executive team, and each executive team makes an independent decision whether or not to retain the Company.

The course of conduct of the parties, the facts as well as contract law do not support the position that there is only one entity; to the contrary, contract law supports that they are separate entities, each being the only entity which can enforce its contract with the Company.

3. Dissimilar Services. The Company’s subsidiaries provide a wide variety of different, unrelated services, under numerous, different contracts to the AT&T subsidiaries. These services come under two business segments as reported by the Company, being Customer Management and Information Management. These services include: (a) call center services, (including providing tech support to computer users, service support for persons having trouble with AT&T services, services for persons having questions about their bill); (b) billing services; and (c) data processing services, such as collecting calling card information and analyzing usage. The services provided by the companies under each segment are different and unique; which is another reason why the contracts should not be aggregated.

As a further example of both the number of entities and dissimilar services, in the Customer Management segment, the Company’s subsidiary Convergys Customer Management Group Inc. has existing contracts with the following AT&T subsidiaries: AT&T Services, Inc. (8 contracts), AT&T Corp. (4 contracts), BellSouth Corporation (3 contracts), AT&T Mobility LLC (fka Cingular Wireless LLC) (9 contracts). As indicated

above, there are also two contracts where Accenture Ltd. (a company unrelated to the Company) is the contracting party with SBC Internet Services, Inc. and BellSouth Corporation (both subsidiaries of AT&T), but Accenture Ltd. has subcontracted certain of the services to the Company.

4. Material Terms of Contracts Different. The contracts on the whole are more different than they are alike. The contracts have different parties, dates, material terms, types of services, contract lengths (varying by years), as well as different termination provisions and dates. As such, aggregation of these contracts would be inappropriate.

5. Substantially Identical. Within Item 601 there is no direct guidance regarding “aggregation” of contracts. In the instructions to Item 601, however, paragraph number 2 indicates that where two or more contracts “are substantially identical in all material respects,” the registrant need file only one copy of the contract. While not directly related to the staff’s comment, it does support the Company’s position that it is not appropriate to aggregate the various contracts between entities owned by AT&T and the Company since the many contracts between AT&T’s and the Company’s subsidiaries “are [not] substantially identical in all material respects.”

Note 2. Accounting Policies

Revenue Recognition, page 52

4.	We note that data processing services consists of monthly fees for processing client transactions in Information Management’s data centers and, in some cases, the client’s data centers, using the Company’s proprietary software. We further note that the client does not take possession of the software nor has the right to take possession of the software without incurring a significant penalty and accordingly, it appears that the Company has concluded that such arrangements are outside of the scope of SOP 97-2 pursuant to EITF 00-3. Please explain further how you considered the guidance in EITF 00-3 for arrangements where the data processing is performed at the client’s data center. Is this the “build-operate-transfer” delivery mode that you refer to on page 5? If so, it appears that the BOT client has the option to transfer the operation of the software to itself at a future date and therefore, it is unclear why SOP 97-2 would not be the applicable accounting guidance. Please explain further.

Company Response:

The appropriate accounting guidance for software delivered under outsourced arrangements ultimately depends on whether the client takes possession of the software or has the option to take possession without incurring significant penalty.

The Company accounts for all build-operate-transfer (BOT) arrangements pursuant to Statement of Position 97-2 (SOP 97-2). While we continue to have the BOT service offering available to clients, the Company enters into BOT arrangements only on an infrequent basis. No new BOT contracts were entered into during 2006 or 2007. In future Form 10-K filings we will clarify in the accounting policy footnote that we account for BOT arrangements pursuant to SOP 97-2.

Arrangements under which we process client transactions using Information Management’s proprietary software in Information Management’s data centers are accounted pursuant to EITF 00-03, as the client does not have the right to take possession of the software without incurring a significant penalty.

5.	Also, please explain further your reference to EITF 00-3 as it relates to implementation services. If you are referring to arrangements that fall outside of the scope of SOP 97-2 pursuant to EITF 00-3, then tell us how you considered the guidance in EITF 00-21 in determining whether such arrangements include separate units of accounting.

Company Response:

As it relates to both our Information Management and Human Resources Management outsourcing arrangements, clients do not take possession of the software, nor do they have the right to take possession without incurring significant costs. Accordingly pursuant to EITF 00-03, the implementation services are not accounted as a license agreement as proscribed under SOP 97-2.

In addition, the client does not derive benefit from the implementation itself (but rather from the underlying services that are delivered once the systems and processes are launched); therefore, the Company does not believe that the implementation meets the separation criteria as defined under EITF 00-21. Therefore, any proceeds collected for the implementation are deferred and recognized over the contract period beginning from the commencement of services.

6.	We note that for data processing arrangements the implementation services are recognized over the service period once the Company begins to deliver the data processing services. Please tell us what you mean by “service period” and tell us how you considered footnote 39 to SAB 104 in accounting for such fees. We further note that when professional and consulting services (which include installation, implementation and customization) are provided with outsourcing arrangements, the revenues are recognized as the related services are delivered. Are your outsourcing arrangements the same as your data processing arrangements? If so, please explain further your revenue recognition policy for your professional and consulting services as your current disclosures under data processing versus professional and consulting appear to differ with regards to the accounting for such revenues.

Company Response:

The term “service period” refers to the initial contracted term of an arrangement beginning from the commencement of services (i.e. the date the system goes live). The Company defers both direct and incremental costs and any proceeds received, which are then recognized over the initial contract term. Footnote 39 of SAB 104 states that the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee.

There are two reasons why the Company accounts for implementation revenue over the initial term of the contract:

1.	Substantially all of our contracts require the client to pay us the amount of unamortized implementation costs in the event of an early termination only if the client terminates during the initial contract term. We believe it is appropriate, therefore, to recognize the implementation costs over the initial term.

2.	The initial contracted term for outsourcing contracts are generally 5 to 7 years. Considering the fact that the market is constantly changing and also that there have been several consolidations within the Company’s customer base, we believe it is appropriate to recognize the implementation costs and revenues over the initial term.

Our HR Management outsourcing arrangements are similar to data processing arrangements. Set up costs and revenues related to implementing HR Management outsourcing contracts are accounted for similar to set up costs and revenues as part of our Information Management’s data processing arrangements. As noted in the last paragraph of page 52 of the 2007 Form 10-K, to the extent the client pays for the implementations, the Company defers the revenue and recognizes the revenue over the original contract service term beginning from the commencement of services.

To the extent we perform professional and consulting services outside the scope of implementation services, and we believe such services should be treated as a separate unit of accounting pursuant to EITF 00-21, we recognize revenue for such services as the related services are performed or upon completion of the engagement based on specific facts and circumstances of the engagement. For example, we provide business design re-engineering services to our prospective clients and such services are not related to implementation services. During each of 2006 and 2007 we recognized less than $10 million of professional and consulting revenues that were outside the scope of implementation services.

7.

You indicate that when professional and consulting services are considered essential to the software’s functionality, the license element is recognized together with the professional and consulting element using the percentage of completion method. You also indicate that if the Company is unable to determine the pattern in which professional and consulting services will be utilized, the license revenue is recognized on a straight-line basis over the implementation period. Please explain further those arrangements that are accounted for on a straight-line basis and tell us how they differ from those accounted for under the percentage-of-completion method. In this regard, explain further why you are unable to determine the pattern in which professional and consulting services will be utilized and provide the specific accounting guidance you are relying upon in accounting for such arrangements.

Company Response:

When we sell our software licenses, clients routinely use our professional and consulting services for implementing and customizing the software. When we are the primary party responsible for implementation, we have the ability to manage the software implementation project including effectively monitoring our project progress. This gives us the ability to reasonably estimate the time required to complete the project. Pursuant to paragraph 95 of SOP 97-2, we recognize professional and consulting services together with the license revenue on a percentage of completion basis.

The Company has two contracts under which we are recognizing revenue on a straight line basis; one contract was entered into in 2005 and the other in 2006. In these situations, we sold software licenses to clients and the clients hired a third party vendor to implement the software. The third party vendor hired the Company as a sub-contractor to assist them with the implementation services. Even though we are not the primary party responsible for implementation of the software, we believe our services are essential to the third party vendor for the functionality of the software.

In accordance with SOP 97-2, license revenue cannot be recognized separately from service revenue if the services are considered essential for the functionality of the software. When a third party vendor is the primary system integrator, we are not in a position to determine their project progress, and hence we are not able to reasonably estimate the pattern in which our services would be utilized in the implementation. In this regard, we do not believe there is any authoritative guidance that is directly on point. We believe practice permits recognizing the license revenue on a straight line basis over the expected implementation period. Our understanding is supported by PricewaterhouseCoopers’s interpretation guide to SOP 97-2, (see attached Exhibit A) which states that in cases where no pattern of performance is discernible, revenue can be recognized on a straight line basis over the period in which the services are performed. Therefore in such cases, we recognized the license revenue on a straight line basis over the expected implementation period. During 2006, the Company recognized less than $2 million of license revenue on a straight line basis. During 2007 the comparable amount was less than $20 million.

8.

We note that for arrangements where services are not considered essential to the software’s functionality, the license element is recognized upon delivery of the software. Please tell us whether this policy applies to both your term and perpetual licenses. If so, please explain further how the Company considered SOP 97-2 in accounting for term licenses upon delivery of the software as it appears that such licenses also include PCS services. Specifically, tell us how you considered TPA 5100.68 in recognizing revenue related to your term-based licenses up-front. In this regard, if your term-based licenses and the related PCS services are co-terminus, then tell us how you are able to establish VSOE of the PCS services as the PCS services have not been sold separately.

Company Response:

We did not recognize any up-front license fee during 2005, 2006 and 2007 related to term license implementation contracts as our professional and consulting services have been considered essential to the software’s functionality. While our policy to recognize license revenue upon delivery of software in arrangements where services are not considered essential to the software’s functionality applies to both term and perpetual licenses, for reasons stated above, we did not recognize any license fee upon delivery of the software.

We have only a few term license contracts. The last term license contract was signed during 2005. The contract signed in 2005 had a five year license term and the initial post-contract customer support (“PCS”) services were for one year. The client had an option to renew the PCS services on a yearly basis for the remaining 4 years. The Company used the renewal rate as the VSOE for PCS services in accordance with the guidance provided in TPA 5100.68 and TPA 5100.54.

9.	We note in your disclosure that you enter into multiple element arrangements that include software products and support and maintenance services (PCS). We also note that you allocate and defer revenue for the undelivered elements based on the vendor specific objective evidence (VSOE) of fair value. While we note that the VSOE of fair value for PCS is based on the normal pricing when sold separately, please explain your methodology and assumptions used to determine VSOE of fair value of maintenance in your multiple element arrangements. In this regard, please clarify what you mean by “normal pricing” and describe the process you use to evaluate the various factors that effect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

Company Response:

We provide support and maintenance (“S&M”) services for all our software license contracts and price S&M services separately in our contracts. We establish S&M rates on an annual basis. The S&M rate for purposes of determining VSOE is established by determining the average S&M price of contracts greater than $1 million that have been signed over the past three years. Our VSOE for S&M services is not customer specific, but is established by:

a)	product (Infinys, ICOMS)

b)	territory (North America; Europe, Middle East and Africa; and Asia) and

c)	level of support provided (normal hours of support and extended hours of support)

d)	type of license sale (perpetual or term)

The word “normal pricing” is used in the phrase “Fair Value is determined using vendor specific objective evidence (VSOE), which represents the normal pricing for these elements when sold separately” was intended to use simple language to help the readers of the Form 10-K understand the definition of VSOE.

Deferred Charges, page 55

10.	We note that during fiscal 2007, 2006 and 2005, the Company capitalized $129.5 million, $126.5 million and $56.4 million of client acquisition and implementation costs, respectively and the Company’s total deferred charges at December 31, 2007 and 2006 were $304.3 million and $228.0 million, respectively. With regards to such costs, please provide the following:

(A)	Please provide a breakdown of the costs capitalized during fiscal 2006 and 2007 by contract/client and tell us the amortization period for each. Also, tell us whether these costs were for client acquisition or for set-up activities and tell us to which segment these costs relate.

Company Response:

Due to the confidential nature of the information, the Company’s response to this question will be sent by separate cover.

(B)	Tell us whether any of the total capitalized costs relate to the AT&T or Sprint/Nextel arrangements that are currently in the process of migration. If so, tell us how you considered such costs for potential impairment given the current status of such contracts.

Company Response:

There are no capitalized costs related to the AT&T contract which is in the process of migration. We provide managed services to AT&T and there are no client acquisition or set up costs related to the managed services contract.

At December 31, 2007, we had $12.9 million of capitalized costs related to the Sprint contract that is in the process of migration.

Based on the contract, Sprint is required to pay us an early termination fee, upon completion of their migration, which is in excess of the capitalized costs. Since the entire unamortized cost is fully recoverable from the early termination fee to be received, the capitalized costs are not impaired.

(C)	We note from your disclosure on page 26 that there were some implementation costs that were expensed during the year. Tell us the amount of such costs. Also tell us whether these were costs that normally would have been capitalized and if so, then tell us why the Company expensed them instead.

Company Response:

During 2007, we expensed $7.4 million of implementation costs that normally would have been capitalized. As noted in the deferred charges section (page 55) of the Form 10-K, set up costs incurred in excess of the termination penalty amount payable by the client in the event the client terminates the contract are deemed not recoverable in accordance with our policy and therefore were expensed.

(D)	We note your discussion on page 39 with regards implementations in your HR Management segment where you state that due to the complexity of the implementations and changes in customer requirements, implementation cost overruns and delays are possible. Tell us whether you have encountered any of these cost overruns in the periods presented and if so, tell us how you accounted for such costs (i.e. capitalized versus expensed). Also, tell us if these additional costs or delays resulted in the impairment of any previously capitalized costs.

Company Response:

The Company did incur cost overruns in 2006 and 2007 related to HR management implementation projects. As discussed in the response to question 10 (C) above, to the extent we incur set up costs that is considered not recoverable at the end of any reporting period, we expense them. $4.7 million and $7.4 million of set-up costs overruns were expensed during 2006 and 2007, respectively. The cost overruns and delays did not have any impact on previously capitalized costs.

Item 9A Controls and Procedures

Changes in Internal Control, page 76

11.	We note your disclosure that there have been no “material” changes in your internal control over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Item 308(c) of Regulation S-K requires that you disclose “any” such change. Please confirm that there were no changes in your internal control over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and provide us with a representation that you will conform your disclosure to the item requirements in future filings.

Company Response:

There were no changes in the Company’s internal control over financial reporting in the fourth quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

We will delete the reference to “material” changes in future filings.

PRICEWATERHOUSECOOPERS’ INTERPRETATION	QUESTION 7
GUIDE TO SOP 97-2	EXHIBIT A

Chapter 9:

Services and Contract Accounting

9.1 In Chapter 2, the requirements for revenue recognition for a software license sold alone were outlined. Chapter 3 addressed the sale of a software license bundled with other elements such as PCS and/or services that do not involve significant production, modification, or customization of the software. This chapter discusses revenue recognition when a software license is sold with other services elements.

9.2 When software is sold with other elements, that include services to provide significant production, modification, or customization of software, those services are not separable from the software and are accounted for in accordance with Accounting Research Bulletin No. 45 (ARB 45), Long-Term Construction-Type Contracts, and the relevant guidance provided by SOP 81-1 as prescribed by paragraphs 74 through 91 of SOP 97-2. Accounting for services delivered over time under ARB 45 and SOP 81-1 is often referred to as “contract accounting.”

9.3 SOP 97-2 addresses many arrangements that include both software and services. Services may include PCS, training, installation, hosting or consulting. Consulting services often include implementation support, software design or development, customization or modification of the licensed software. The accounting for PCS revenue under SOP 97-2 is discussed in Chapter 5. Hosting arrangements are discussed in Chapter 10. The accounting for service revenue from training is generally straightforward, in that the related revenue is recorded when the training is performed, provided that VSOE of fair value is available. Accounting for consulting and installation services can involve more complexity, because of the high level of judgment involved in determining whether these types of services can be accounted for separately.

9.4 The initial and critical consideration in addressing revenue recognition related to services is whether the services can be accounted for separately from the other elements in the arrangement, particularly whether license revenue can be recognized separately from services revenue. Services, other than PCS, must meet the following criteria (in addition as mentioned earlier, the services cannot include significant production, modification, customization or development of software) in order for the fee that is allocated to the services to be accounted for separately from the other elements of the arrangement:

•	Sufficient vendor-specific objective evidence of fair value must exist to be able to allocate revenue to the various elements;

•	The services to be provided must not be essential to the functionality of any other element of the transaction; and

•	The services are described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services.

9.5 As discussed in Chapter 3 (specifically TPA 5100.39), it is important to remember that other contracts or agreements may be considered so closely related that they are, in effect, parts of a single arrangement. Additionally, SOP 97-2 states that services in a single agreement or arrangement need not be priced separately in order for them to qualify to be accounted for separately. If all three of the criteria listed in section 9.4 exist, revenue should be allocated to the various elements based on VSOE of fair value. Revenue allocated to the services should be recognized as the services are performed or, if no pattern of performance is discernible, on a straight-line basis over the period during which the services are performed.

8/1/2002

9-1